Statement regarding computation of ratios
Exhibit (12)

	Years Ended March 31, (in thousands)
	2003	2002	2001	2000	1999

Consolidated pretax income
from continuing
operations	$15,789	$7,460	$14,125	$4,420	$987

Interest	11,307	11,934	13,214	13,274	11,037

Net amortization of debt
discount and premium
and issuance
expense	612	628	629	628	385

Interest portion of rental
expense	1,424	1,440	1,422	1,251	1,122

Earnings	$29,132	$21,462	$29,390	$19,573	$13,531

Interest	$11,307	$11,934	$13,214	$13,274	$11,037

Net amortization of debt
discount and premium
and issuance
expense	612	628	629	628	385

Interest portion of rental
expense	1,424	1,440	1,422	1,251	1,122

Fixed Charges	$13,343	$14,002	$15,265	$15,153	$12,544

Ratio of earnings to fixed charges	2.2	1.5	1.9	1.3	1.1